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                 [LETTERHEAD OF BENEFICIAL MUTUAL BANCORP, INC.]


                                October 22, 2009


VIA EDGAR
---------

Ms. Alicia Lam
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4561

         RE:      BENEFICIAL MUTUAL BANCORP, INC.
                  FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008 FILED MARCH 27, 2009
                  FORM 10-Q FOR FISCAL QUARTER ENDED JUNE 30, 2009 FILED AUGUST 10, 2009
                  FILE NO. 001-33476

Dear Ms. Lam:

         This letter is to confirm that Beneficial Mutual Bancorp, Inc. (the "Company") has received the comment letter, dated October 7, 2009, of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") regarding (i) the Annual Report on Form 10-K for the year ended December 31, 2008 filed by the Company with the Commission on March 27, 2009 and (ii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed by the Company with the Commission on August 10, 2009.

         Although the Company has worked diligently to prepare responses to the Staff's comment letter, the Company needs additional time in order to finalize its proposed responses. Accordingly, the Company is unable to file its responses to the Staff's comment letter today, the tenth business day after the Company's receipt of the letter. Pursuant to your telephone conversations with the Company's legal counsel today, the Company hereby undertakes that it will file its responses to the Staff's comment letter no later than Wednesday, October 28, 2009.



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Ms. Alicia Lam
U.S. Securities and Exchange Commission
October 22, 2009
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         If you have any questions or further comments regarding this correspondence, please call Lori M. Beresford, the Company's legal counsel at Kilpatrick Stockton LLP, at 202.508.5800.

                                Sincerely,

                                BENEFICIAL MUTUAL BANCORP, INC.



                                /s/ Joseph F. Conners

                                Joseph F. Conners
                                EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL
                                OFFICER



cc: Justin Dobbie, U.S. Securities and Exchange Commission Gerard P. Cuddy, Beneficial Mutual Bancorp, Inc. William J. Kline, Jr., Beneficial Mutual Bancorp, Inc. Marcella Hatcher, Beneficial Mutual Bancorp, Inc.
         Gary R. Bronstein, Esq.
         Lori M. Beresford, Esq.
         Eric S. Kracov, Esq.
         Suzanne A. Walker, Esq.
         Stephen F. Donahoe, Esq.